NOTICE OF ANNUAL MEETING OF UNITHOLDERS

-AND-

MANAGEMENT INFORMATION CIRCULAR

AND

PROXY STATEMENT

OF

PARAMOUNT ENERGY TRUST

MEETING TO BE HELD AT:

CALGARY PETROLEUM CLUB

319 – 5TH AVENUE S.W.

CALGARY, AB T2P 0L5

IN THE

DEVONIAN ROOM

ON MONDAY, MAY 9, 2005

AT 3:00 P.M. (CALGARY TIME)

MARCH 28, 2005

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT DATED MARCH 28, 2005 ANNUAL MEETING OF UNITHOLDERS TO BE HELD ON MAY 9, 2005

ANNUAL MEETING INFORMATION

Solicitation of Proxy

This Management Information Circular and Proxy Statement (the “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of management (“Management”) of Paramount Energy Operating Corp. (the “Administrator”) for Paramount Energy Trust (“PET” or the “Trust”), for use at the annual meeting and any adjournment of the meeting (the “Meeting”) of the holders (the “Unitholders”) of trust units of the Trust (“Trust Units”) to be held at the time and place and for the purposes set out in the notice of annual meeting of Unitholders (“Notice of Meeting”).

The Notice of Meeting and Circular are accompanied by an instrument of proxy (“Instrument of Proxy”).  The Instrument of Proxy is solicited by Management.  The solicitation will be made primarily by mail but also may be in person, by telephone or via the internet.  The cost of solicitation by Management will be paid by PET.

Record Date

The Unitholders of record at the close of business on March 24, 2005 (the “Record Date”) are entitled to notice of and to attend at the Meeting, in person or by proxy, and to one vote per Trust Unit held on any ballot at the Meeting.

Appointment of Proxy

The persons named in the Instrument of Proxy are directors of the board (the “Board”) of the Administrator.  A Unitholder desiring to appoint some other person (who need not be a Unitholder) to represent such Unitholder at the Meeting may do so by striking out the designated names and inserting such person's name in the blank space provided in the enclosed Instrument of Proxy or by completing another proper instrument of proxy and, in either case, delivering the completed proxy to PET’s transfer agent, Computershare Trust Company of Canada  (“Computershare”) at Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Attention:  Proxy Department, in the enclosed self-addressed envelope, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting.

Revocation of Appointment

A Unitholder who has signed and returned the enclosed Instrument of Proxy may revoke it (a) by signing a proxy bearing a later date and delivering same to PET’s transfer agent, Computershare at Computershare Investor Services Inc., at the above address at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting or (b) as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by written notice of revocation and delivering it to the Chair of the Meeting, or (c) by attending and voting at the Meeting.

Voting of Proxy

The Trust Units represented by the Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Unitholder on any ballot that may be called for.  If the Unitholder specifies a choice with respect to any matter to be acted upon the Trust Units will be voted accordingly.  If a choice is not specified, the person designated by

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MANAGEMENT INFORMATION CIRCULAR

Management in the accompanying Instrument of Proxy will vote the Trust Units represented by the Instrument of Proxy in favour of each matter identified.

Exercise of Discretion by Proxy

The enclosed Instrument of Proxy confers discretionary authority upon the persons named in the Instrument of Proxy with respect to amendments or variations to matters identified in the Notice of Meeting and to any other matters which may properly come before the Meeting.  At the time of printing of this Circular, Management knows of no such amendment, variation or matter to come before the Meeting other than the matters referred to in the enclosed Notice of Meeting.  If other matters do properly come before the Meeting, it is the intention of the persons named in the enclosed Instrument of Proxy to vote such proxy in their best judgment.

Notice to Beneficial Holders of Trust Units

The information in this section is of significant importance to many Unitholders as a substantial number of Unitholders do not hold Trust Units in their own name.  Unitholders who do not hold their Trust Units in their own name (referred to in this Circular as “Beneficial Unitholders”) should note that only proxies deposited by Unitholders whose names appear on the records as the registered holders of Trust Units can be recognized and acted upon at the Meeting.  If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder’s name on the records.  Such Trust Units will more likely be registered under the name of the Unitholder’s broker or an agent of that broker.  In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities), which acts as nominee for many Canadian brokerage firms.  PET does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.  In the United States, Trust Units are often registered under the name of CEDE & Co. (the registration name for The Depository Trust Companies), which acts as nominee for many U.S. brokerage firms.  Trust Units held by brokers or their nominees can only be voted upon the instructions of the Beneficial Unitholder.  Without specific instructions, a broker/nominee is prohibited from voting Trust Units for its clients.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of Unitholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions.  These instructions should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”).  ADP typically mails a scannable voting instruction form (“Voting Instruction Form”) in lieu of the form of proxy.  The Beneficial Holder is requested to complete and return the Voting Instruction Form to ADP by mail or facsimile.  Alternatively the Beneficial Unitholder can call a toll-free telephone number to vote the Trust Units held by the Beneficial Unitholder.  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting.  A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Trust Units directly at the Meeting as the Voting Instruction Form must be returned as directed by ADP well in advance of the Meeting in order to have the Trust Units voted.

Trust Units

As at the Record Date, 66,232,782 Trust Units were issued and outstanding.  Unitholders of record at the close of business on the Record Date are entitled to notice of and to attend at the Meeting, in person or by proxy, and to one vote per Trust Unit held on any ballot at the Meeting.  No person acquiring Trust Units after the Record Date shall be entitled to vote those Trust Units at the Meeting.  When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of the Trust Unit.  If, however, more than one of them shall be present at the Meeting, in person or by proxy, and such joint owners disagree as to any vote to be cast, the joint owner whose name appears first in the register of Unitholders maintained by the transfer agent of PET shall be entitled to cast the vote in person or by proxy.

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MANAGEMENT INFORMATION CIRCULAR

Principal Holder of Trust Units

To the best of the knowledge of the directors and senior officers of the Administrator, the only person or corporation who beneficially owns, directly or indirectly, or exercises control or discretion over Trust Units carrying more than ten percent (10%) of the voting rights attached to all of the issued and outstanding Trust Units is:

Name and Municipality	Type of Ownership/Control(1)(2)	Number of Trust Units Held	Percentage of Outstanding Trust Units

Clayton H. Riddell(1)(2) Calgary, Alberta	Beneficial (direct and indirect) and Control and Direction	19,751,607	30.24

Notes:

(1)

Mr. Riddell exercises control and direction over Dreamworks Investment Holdings Ltd.    Dreamworks Investments Holdings Ltd. is the owner of 19,278,423 Trust Units.

(2)

Mr. Riddell holds 157,312 Trust Units directly.   A further 315,872 Trust Units are held in a spousal trust.

The information as to Trust Units beneficially owned, not being within the knowledge of PET, has been derived from sources available to PET.

MATTERS TO BE CONSIDERED AT THE MEETING

Presentation of Financial Statements

The consolidated audited financial statements of PET for the year ended December 31, 2004, together with the auditors' report on those statements, have been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and have been mailed to the Unitholders who have requested such materials.  The consolidated audited financial statements will be presented at the Meeting for consideration.

Re-Appointment of Computershare as Trustee of PET

The trust indenture establishing PET (the “Trust Indenture”) provides for annual meetings of Unitholders.  The business transacted at an annual meeting shall include the appointment or reappointment of a successor to the Trustee.  The Unitholders will consider an ordinary resolution to reappoint Computershare as trustee of PET to hold office until the end of the next annual meeting.  Computershare has been trustee of the Trust since its formation on June 28, 2002.

UNLESS OTHERWISE DIRECTED, THE PERSONS NAMED IN THE INSTRUMENT OF PROXY, IF NAMED AS PROXY, INTEND TO VOTE PROXIES IN FAVOUR OF REAPPOINTING COMPUTERSHARE AS TRUSTEE OF THE TRUST.

Instructions to Trustee as to fixing the number of and electing directors of the Administrator.

The business transacted at an annual meeting shall include the authorization and direction of the passing of a resolution of PET, in its capacity as the sole shareholder of the Administrator, for the election of the directors of the Administrator.  The Unitholders will consider an ordinary resolution to authorize and direct the Trustee, on behalf of PET, to pass a resolution fixing the number of directors of the Administrator at six (6) and to pass a resolution electing the directors of the Administrator.

Each director of the Administrator elected by the Trustee as directed by the Unitholders will hold office until the next annual meeting of the Administrator or until his or her successor is duly elected or appointed.

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MANAGEMENT INFORMATION CIRCULAR

The information set out in the chart below is based partly on the Administrator's records and partly on information received by the Administrator from the persons set out below.  The chart contains information about each of the persons proposed to be elected by the Trustee as a director of the Administrator.

Name & Municipality of Residence	Position	Trust Units Beneficially Owned(6)	Director Since	Principal Occupation During the Last Five Years

Clayton H. Riddell(5), (7) Calgary, Alberta, Canada	Chairman of the Board, Chief Executive Officer and Director	19,751,607	June 28, 2002	Chairman of the board of directors of Paramount Resources Ltd. since 1978. Mr. Riddell was president of PRL from 1978 until 2002 at which time he became Chief Executive Officer.

Susan L. Riddell Rose(4) Calgary, Alberta, Canada	President, Chief Operating Officer and Director	196,693	June 28, 2002

President and Chief Operating Officer of the Administrator since June 28, 2002.  Prior to her current occupation, Ms. Riddell Rose was employed by PRL, culminating in the position of Corporate Operating Officer.

Karen A. Genoway (2), (3), (5) Calgary, Alberta, Canada	Director	14,861	June 28, 2002

Vice President, Land at Onyx Energy Inc., a private oil and gas company.  During February 2001 to January 2002, Ms. Genoway was also Vice President of Request Management Inc.  Prior to October 2000, she was Senior Vice President with the Enerplus Group of Companies.

Donald J. Nelson (1), (2), (3), (4), (5) Calgary, Alberta, Canada	Director	22,260	June 28, 2002

President of Fairway Resources Inc., an oil and gas consulting firm.  Fairway Resources Inc. was retained as consultant for Hawker Resources Inc. from November 25, 2004 to March 22, 2005.  During this time Mr. Nelson was acting Senior Vice President and Chief Operating Officer of Hawker Resources Inc.  Prior to his current occupation, Mr. Nelson held the consecutive positions of Vice President, Operations and President with Summit Resources Limited from July 1996 to June 2002.

John W. Peltier (1), (2), (3), (4) Calgary, Alberta, Canada	Director	34,657	June 28, 2002	President of Ipperwash Resources Ltd., a private investment company since 1978. In addition, Mr. Peltier was Chief Financial Officer of Thunder Energy Ltd. from October 1995 to September 2000.

Howard R. Ward (1), (3) Calgary, Alberta, Canada	Director	21,611	June 28, 2002

Partner with International Energy Counsel LLP, a law firm.  Prior to his current occupation, Mr. Ward was counsel with the law firm McCarthy Tétrault LLP from June 2002 to December 2002.  Prior to that, he was counsel with Donahue and Partners LLP and, for more than 22 years, partner with Burstall Ward, Barristers and Solicitors.

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Notes:

(1)

Member of the Audit Committee.

(2)

Member of the Reserves Committee.

(3)

Member of the Corporate Governance Committee.

(4)

Member of the Environmental, Health & Safety Committee.

(5)

 Member of the Compensation Committee.

(6)

Number as of March 22, 2005 and as disclosed by each individual director.

(7)

Clay H. Riddell beneficially owns, directly or indirectly, or exercises control or discretion over 10% of the voting rights attached to the Trust Units.

Except as disclosed below, no director or officer of the Administrator, or a shareholder holding a sufficient number of securities of the Administrator to affect materially the control of the Administrator is, or within the last ten years has been, a director, officer or promoter of any reporting issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the reporting issuer access to any statutory exemption for a period of more than 30 consecutive days or, within a year of such person ceasing to act in that capacity or within 10 years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Mr. Peltier was a director and president of a publicly traded company, Granisko Resources Inc. (“Granisko”), from April 3, 1995 to August 11, 1995, having been appointed under a management services contract, which included indemnification provisions, as operational manager (with the approval of Granisko's major creditor).  He was appointed by a special investigative committee of Granisko's board of directors established by Granisko's major creditor after the occurrence of defaults under Granisko's loan agreements.  Before debt restructuring could be approved by shareholders, additional defaults occurred and the major creditor took steps to have a court of competent jurisdiction appoint a receiver/manager.  Mr. Peltier resigned on August 11, 1995, the same date the receiver/manager was appointed.  A cease trade order respecting the securities of Granisko was subsequently issued by the securities regulatory authorities.

UNLESS OTHERWISE DIRECTED, IT IS THE INTENTION OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY, IF NAMED AS PROXY, TO VOTE SUCH PROXIES TO AUTHORIZE AND DIRECT THE TRUSTEE, ON BEHALF OF THE TRUST, TO PASS A RESOLUTION FIXING THE NUMBER OF DIRECTORS OF THE ADMINISTRATOR AT SIX (6) AND TO PASS A RESOLUTION ELECTING AS DIRECTORS OF THE ADMINISTRATOR FOR THE ENSUING YEAR THE PERSONS SET OUT IN THE TABLE ABOVE.  IT IS NOT CONTEMPLATED THAT ANY OF SUCH PERSONS WILL BE UNABLE TO SERVE AS A DIRECTOR. HOWEVER, IF FOR ANY REASON ANY OF SUCH PERSONS DOES NOT STAND FOR ELECTION OR IS UNABLE TO SERVE AS SUCH, THE PERSONS NAMED IN THE ENCLOSED INSTRUMENT OF PROXY, IF NAMED AS PROXY, RESERVE THE RIGHT TO DIRECT THE TRUSTEE TO VOTE THE TRUST UNITS OF THE ADMINISTRATOR IN FAVOUR OF THE ELECTION OF ANY OTHER PERSON AS A DIRECTOR OF THE ADMINISTRATOR IN THEIR SOLE DISCRETION UNLESS THE UNITHOLDER HAS SPECIFIED IN HIS OR HER PROXY THAT HIS OR HER TRUST UNITS ARE TO BE WITHHELD FROM SUCH VOTE.

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Appointment of Auditors

The business transacted at an annual meeting shall include the appointment of auditors of PET.  The Unitholders will consider an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors to hold office until the next annual meeting of Unitholders and to authorize the directors of the Administrator to fix KPMG LLP’s remuneration.  KPMG LLP has been the auditor of PET since its formation on June 28, 2002.

The Audit Committee reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to PET.  Certain information regarding the Administrator’s Audit Committee, including fees paid to PET’s auditors in the last two fiscal years that is required to be disclosed in accordance with Multilateral Instrument 52-110 Audit Committees, will be contained in the Trust’s renewal annual information form for the year ended December 31, 2004, an electronic copy of which is available on the internet on the Trust’s SEDAR profile at www.sedar.com.

UNLESS OTHERWISE DIRECTED, IT IS THE INTENTION OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY, IF NAMED AS PROXY, TO VOTE IN FAVOUR OF APPOINTING KPMGLLP  AS AUDITOR OF PET AND AUTHORIZING THE DIRECTORS TO FIX THE AUDITOR’S REMUNERATION.

EXECUTIVE COMPENSATION

Summary Compensation Table

Outlined below is a description of the compensation earned by the Chief Executive Officer, the Chief Financial Officer and the

three other senior executive officers of PET who received the highest compensation for services performed for PET in the years ended December 31, 2004, 2003 and 2002 (collectively the “Named Executive Officers” or “NEOs”).

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
NEO	Year(1)	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Incentive Rights Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation(3) ($)

Clayton H. Riddell Chairman and Chief Executive Officer	2004 2003 2002	175,000 175,000 -	- - -	- - -	50,000 200,000 -	N/A	N/A	- - -

Susan L. Riddell Rose President and Chief Operating Officer	2004 2003 2002	285,000 225,000 -	- - -	- - -	50,000 200,000 -	N/A	N/A	21,375 6,750 -

Cameron R. Sebastian Vice President, Finance and Chief Financial Officer	2004 2003 2002	208,500 184,000 -	57,745 - -	- - -	25,000 80,000 -	N/A	N/A	15,638 6,750 -

Gary C. Jackson Vice President, Land, Legal and Acquisitions	2004 2003 2002	197,000 184,000 -	18,500 - -	- - -	25,000 100,000 -	N/A	N/A	14,775 6,750 -

Jane E. Peck Hay General Counsel, Corporate Secretary	2004 2003 2002	180,000(2) - -	2,500 - -	- - -	80,000 - -	N/A	N/A	13,500 - -

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Notes:

1.

None of the NEO’s received any compensation of any kind during the financial period from PET’s inception on June 28, 2002 to December 31, 2002.

2.

Ms. Peck Hay commenced employment with PET on September 8, 2004.  As such, she was employed for 3.7 months of 2004.  The salary and other compensation indicated is based on a full year’s employment.

3.

This column includes amounts paid under PET’s employee savings program.

Unit Incentive Plan

PET has established a unit incentive plan (the “Unit Incentive Plan”) which permits the Administrator’s board of directors to grant non-transferable incentive rights to purchase Trust Units (“Incentive Rights”) to PET’s employees, officers, directors and other service providers.  The purpose of the Unit Incentive Plan is to provide an effective long term incentive to eligible participants and to reward them on the basis of long term performance and distributions.

The Board administers the Unit Incentive Plan and determines participants in the Unit Incentive Plan, numbers of Incentive Rights granted and the terms of vesting of Incentive Rights.  The grant price of the Incentive Rights (“Grant Price”) must be equal to the per Trust Unit closing price on the trading date immediately preceding the date of grant, unless otherwise permitted.  The holder of the Incentive Rights may elect to reduce the strike price of the Incentive Rights (“Strike Price”).  Upon election, the Administrator would reduce the Strike Price by deducting from the Grant Price the aggregate amounts of all distributions on a per Trust Unit basis that the Trust pays Unitholders after the date of grant which represent a return of more than 2.5% per quarter on the Trust’s consolidated net fixed assets on its balance sheet at each calendar quarter end.

Incentive Rights are exercisable for a maximum of 10 years from the date of the grant thereof and are subject to early termination upon the holder ceasing to be an eligible participant, or upon the death of the holder.  In the case of early termination, a holder is entitled, from the date the holder ceased to be an eligible participant to the earlier of 60 days and the end of the exercise period, to exercise vested Incentive Rights.  The holder may exercise such Incentive Rights at the Strike Price in effect at the time the holder ceased to be an eligible participant.  In the case of death, the estate of the holder is entitled from the date of death to the earlier of 6 months and the end of the exercise period to exercise vested Incentive Rights at the Strike Price in effect at the date of death.  Incentive Rights not vested at the date of termination of the holder or at date of the holder’s death are immediately null and void.

PET has reserved 3,822,461 Trust Units for issuance under the Unit Incentive Plan.  The number of Trust Units reserved for issuance under the Unit Incentive Plan may only be increased with the Unitholders’ approval and any necessary regulatory approval.  The Unit Incentive Plan contains provisions for adjustments to the number of Trust Units issuable under the plan and the Strike Price of the Trust Units in the event of a subdivision, consolidation, reclassification or change to the Trust Units.  The Unit Incentive Plan provides for accelerated vesting of Incentive Units if there is a change of control of PET, Paramount Operating Trust or the Administrator.

A summary of the Incentive Rights granted to the Named Executive Officers pursuant to the Unit Incentive Plan during the most recently completed financial year is contained in the following table.

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LTIP Awards in Most Recently Completed Financial Year

			Estimated Future Payouts Under Non-Securities-Price-Based Plans
NEO Name	Securities, Units or Other Rights (#)	Performance or Other Period Until Maturation or Payout	Threshold ($ or #)	Target ($ or #)	Maximum ($ or #)

Clayton H. Riddell Chairman and Chief Executive Officer	50,000	June 10, 2009	N/A	N/A	N/A

Susan L. Riddell Rose President and Chief Operating Officer	50,000	June 10, 2009	N/A	N/A	N/A

Cameron R. Sebastian Vice President, Finance and Chief Financial Officer	25,000	June 10, 2009	N/A	N/A	N/A

Gary C. Jackson Vice President, Land, Legal and Acquisitions	25,000	June 10, 2009	N/A	N/A	N/A

Jane E. Peck Hay General Counsel, Corporate Secretary	80,000	August 11, 2009	N/A	N/A	N/A

Trust Unit Incentive Rights Granted During the Most Recently Completed Financial Year

NEO Name	Securities, Under Incentive Rights Granted (#)	Percent of Total Incentive Rights Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Incentive Rights on the Date of Grant ($/Security)	Expiration Date

Clayton H. Riddell Chairman and Chief Executive Officer	50,000	10.5	10.95	10.95	June 10, 2009

Susan L. Riddell Rose President and Chief Operating Officer	50,000	10.5	10.95	10.95	June 10, 2009

Cameron R. Sebastian Vice President, Finance and Chief Financial Officer	25,000	5.3	10.95	10.95	June 10, 2009

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NEO Name	Securities, Under Incentive Rights Granted (#)	Percent of Total Incentive Rights Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Incentive Rights on the Date of Grant ($/Security)	Expiration Date

Gary C. Jackson Vice President, Land, Legal and Acquisitions	25,000	5.3	10.95	10.95	June 10, 2009

Jane E. Peck Hay General Counsel, Corporate Secretary	80,000	16.8	13.29	13.29	August 11, 2009

Aggregated Trust Unit Incentive Rights Exercises During the Most Recently Completed Financial Year and Financial Year-End Incentive Rights Values

The following table sets out for the Named Executive Officers (i) the value of all Incentive Rights exercised during the financial year ended December 31, 2004 and (ii) the number and value of unexercised Incentive Rights as at December 31, 2004.

NEO Name	Trust Units Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Incentive Rights at Year-End (#) (Exercisable/ Unexercisable)	Value of Unexercised in-the-Money Incentive Rights at Year-End ($) (Exercisable/ Unexercisable)

Clayton H. Riddell Chairman and Chief Executive Officer	Nil	N/A	50,000/200,000	716,150/2,434,950

Susan L. Riddell Rose President and Chief Operating Officer	Nil	N/A	50,000/200,000	716,150/2,434,950

Cameron R. Sebastian Vice President, Finance and Chief Financial Officer	20,000	151,380	Nil/85,000	Nil/1,002,630

Gary C. Jackson Vice President, Land, Legal and Acquisitions	25,000	189,225	Nil/100,000	Nil/1,217,475

Jane Peck Hay General Counsel, Corporate Secretary	Nil	N/A	Nil/80,000	Nil/264,800

Termination of Employment, Change in Responsibilities and Employment Contracts

The employment contracts of Messrs. Sebastian and Jackson and Ms. Peck Hay provide that in the event of termination without cause, material reduction in salary, benefits or status of employment or Paramount Oil & Gas Ltd. or its successors or assigns, including Dreamworks Investment Holdings Ltd., selling more than 60% of its Trust Units, Messrs. Jackson and Sebastian  and

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Ms. Peck Hay will be entitled to a termination payment equal to the greater of 1.5 times their annual salary and related benefits or industry standard severance compensation.

Securities Authorized for Issuance Under Equity Compensation Plans

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	1,572,750	$6.21	2,249,711

Equity compensation plans not approved by securityholders	N/A	N/A	N/A

Total	1,572,750		2,249,711

Report on Executive Compensation

The principal mandate of the Compensation Committee is to ensure that compensation policies are fair, equitable, and competitive with other natural resource companies in order to attract, retain and motivate a highly qualified workforce and provide career opportunities within the Trust.  The compensation practice for executives is built around reward systems that recognize financial results and individual performance and ensure the incentive mechanism of remuneration is well aligned with the interests of the Unitholders.  Currently, two primary components comprise the compensation program:  base salary and long-term incentives provided through periodic grants of Incentive Rights.

The Compensation Committee is comprised of Clayton. H. Riddell, Donald. J. Nelson, and Karen. A. Genoway.  Karen A. Genoway is Chair of the Compensation Committee.

Clayton H. Riddell is the Chief Executive Officer, Chairman and a director of PET.

Base Salary

Base ranges are established by the Chairman of the Board and the Compensation Committee.  This is the same method used for all salaried employees and is intended to ensure internal pay equity practices are established.  The base rates are intended to be competitive in the market applicable to PET’s business and are intended to allow the organization to recruit and retain qualified employees.  The Compensation Committee obtains data from a compensation survey prepared by an independent consultant who regularly reviews compensation practices in Canada to support the development of PET’s competitive plans.

Long-term Incentives

PET’s long-term incentive plan consists of Incentive Rights granted under the Unit Incentive Plan.  Incentive Rights expire ten years after the grant date.  Annual grants are approved by the Board.  The number of Incentive Rights granted is based on the continued good performance of the executive officer.  The Unit Incentive Plan is described in greater detail under Unit Incentive Plan.

Chief Executive Officer

The Board conducts an annual performance review of the Chief Executive Officer (“CEO”) including an assessment of his leadership qualities, execution and results relative to the strategic plan prepared in consultation with the Board.  While the CEO’s performance was positive and the Trust’s performance was strong, the CEO was not awarded a salary increase for 2004.  This is based on the fact that the CEO devotes 33% of his business time on efforts pertaining to the Trust.  Several of the CEO’s obligations are handled by the President and Chief Operating Officer.

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The CEO’s salary is in the low range for similarly sized oil and gas companies.

Compensation of Directors

Outside directors receive annual compensation in the amount of $10,000.  They also receive $1,000 for each meeting attended including regular Board meetings, special Board meetings and committee meetings.

Summary

In summary, the philosophy of the Compensation Committee is to administer an executive compensation plan that provides a competitive base salary together with performance awards that the Compensation Committee believes are in the best interests of Unitholders.

Submitted on behalf of the Compensation Committee:

Karen A. Genoway, Chair

Clayton H. Riddell

Donald J. Nelson

Performance Graph

The following graph illustrates changes from December 31, 2003 to December 31, 2004, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index, the TSX Oil & Gas Producers Index and the S&P/TSX Canadian Energy Trust Total Return Index, with all dividends and distributions reinvested.

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170%
160%
150%
140%
130%
120%
110%
100%
90%
80%
Indexed to 100%
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Paramount Energy Trust
TSX Total Return
TSX Energy Trust Index
TSX Oil & Gas Producers

	2003/12	2004/12
Paramount Energy Trust (1)	100	159
S&P/TSX Composite Index	100	114
TSX Oil & Gas Producers Index	100	141
S&P/TSX Canadian Energy Trust Total Return Index	100	117

Note:

1.

Figures shown incorporate cash distributions and change in Unit price from December 31, 2003 to December 31, 2004.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the record date there is no indebtedness of any director, executive officer, employee or former executive officer of the Administrator or any of its subsidiaries or any associate of any such director, officer or proposed nominee to the Administrator or any subsidiary of the Administrator or to any other entity which is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Administrator or any subsidiary of the Administrator.

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INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of any informed person of the Trust, any proposed director of the Trust, or any associate or affiliate of an informed person or proposed director of the Administrator or any Unitholder who beneficially owns more than 10% of the Trust Units or any known associate or affiliate of such persons, in any transaction during 2004 or in any proposed transaction which has materially affected or would materially affect PET or the Administrator other than (i) certain insiders purchasing Trust Units and convertible debentures under the public offerings of such securities completed during 2004, and (ii) as disclosed in this Circular.

CORPORATE GOVERNANCE

In 1995, the Toronto Stock Exchange (the “TSX”) established that each issuer that is listed on the TSX must disclose, on an annual basis, its approach to corporate governance with specific reference to fourteen (14) guidelines (the “Guidelines”).  The Guidelines address such matters as the constitution and independence of board of directors, the functions to be performed by the board and its committees, and the relationship among a corporation’s board, management and shareholders.  The table below is a description of PET’s corporate governance practices and PET’s compliance with the existing Guidelines.   The Corporate Governance Committee has also reviewed the corporate governance guidelines suggested in the Version 1.0 of the Canadian Coalition for Good Governance paper and the new proposed governance guidelines circulated by Canadian securities regulators.  The Trust complies with the majority of the established guidelines and will continue to monitor the discussion on the recommendations for corporate governance.

The Board and the Corporate Governance Committee are dedicated to the continuing improvement of PET’s corporate governance practices to ensure the interests of the Board and management are aligned with its unitholders.  Unitholders may contact any member of the Board at any time: Ms. Susan Riddell Rose (403) 269-4442 or sue.rose@paramountenergy.com, Mr. Clay Riddell (403) 290-3623 or clay.riddell@paramountres.com, Ms. Karen Genoway (403) 206-2215 or kgenoway@onyxenergyinc.com, Mr. Donald Nelson (403) 265-1845 or fairwayresourcesinc@shaw.ca, Mr. Jack Peltier (403) 264-5552 or peltierj@telus.net, Mr. Howard Ward (403) 296-5337 or hward@intlenergycounsel.com.

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Corporate Governance Guideline	Paramount’s Compliance	Comments
1. The Board should explicitly assume responsibility for the stewardship of the Trust, including:	Yes

The mandate of the Board accepts responsibility for the stewardship of the Trust, directly and through its Board committees, to the extent delegated under the Trust Indenture and with the goal of enhancing Unitholders’ value.  The Committee has prepared a Corporate Governance Manual, which is used by each Director to aid them in discharging their duties and responsibilities as a director of the Trust.  The Corporate Governance Committee reviews the manual on an annual basis for any required changes.

(a) adoption of a strategic planning process;	Yes

The Board has adopted a formal mandate setting out its responsibilities to review and monitor PET’s strategic planning process, taking into account among other things, the opportunities and risks of the business.  This is formally dealt with at the annual strategic planning meeting held with the Board and senior management.

(b) the identification of principal risks and implementing risk appropriate systems;	Yes

The Board, through the Audit Committee, Reserve Committee and the Environmental, Health and Safety Committee, performs the task of identifying and monitoring the principal risks of the business of PET; the implementations of appropriate systems to manage these risks and the review of the integrity of the internal controls and management information systems of the Trust.  A detailed procedural manual has been prepared and will be monitored by the Board on a regular basis.

(c) succession planning, including appointing, training and monitoring senior management;	Yes

The Compensation Committee and the Board are responsible for monitoring and reviewing the performance of the Chief Operating Officer (“COO”)/President and senior management and to ensure adequate succession planning is in place for each of their positions.

(d) a communication policy; and	Yes

The Board has adopted a disclosure policy to ensure that communication and continuous disclosure to Unitholders, analysts and the public is timely, factual and accurate with respects of the business and performance of the Trust and is in full compliance with all applicable legal requirements.  PET maintains an extensive investor relations website and all major developments, when available, are broadcast through a live conference call and are made available on its website.

(e) the integrity of internal control and management information systems.	Yes

The Board has specifically mandated its committees to ensure that effective systems are in place to monitor and maintain the integrity of the Trust’s financial reporting, management information systems, reserves and internal controls.  The Board mandate is to review these controls on a regular basis.

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Corporate Governance Guideline	Paramount’s Compliance	Comments
2. Majority of directors should be “unrelated”.	Yes

The Board is presently comprised of six (6) members.  The Board has reviewed the definition of “unrelated director” in the most recent proposed TSX corporate governance guidelines and concluded that four (4) directors are “unrelated directors” and two (2) “related directors”, as outlined below.

3. Disclose for each director whether he or she is related (including any relationship between PET and the directors).	Yes

Karen A. Genoway

Unrelated

Donald  J. Nelson

Unrelated

Mr. Nelson also sits on the public Board of Fairborne Energy Ltd., Taylor NGL Limited Partnership and Culane Energy Corp.

John W. Peltier

Unrelated

Mr. Peltier also sits on the public Board of Thunder Energy Inc., Masters Energy Ltd., and Gienow Income Trust

Clayton H. Riddell

Related

Chairman and

CEO

Mr. Riddell also sits on the public Board of Paramount Resources Ltd., Duvernay Oil & Gas Ltd., Newalta Income Trust and Ferus Gas Industries

Susan L. Riddell Rose

Related

President  and

COO

Ms. Rose also sits on the public Board of Paramount Resources Ltd.

Howard R. Ward

Unrelated

4.

Appoint a committee of directors, a majority of whom are unrelated directors, with the responsibility for proposing to the Board new nominees and assessing the effectiveness of the Board on an ongoing basis.

Yes

The Board has appointed all of its unrelated directors to the Corporate Governance Committee.  The mandate of this Committee includes, among other duties, nomination procedures and orientation of new members.  The committee assesses the effectiveness of the Board through conducting an annual written evaluation and assessment of the performance of the Board and its committees and if required identifies and recommends new nominees to fill vacancies, or to add additional directors, as required by the Board.

5. The Board should implement a process for assessing the effectiveness of the Board as a whole, its committees and individual directors.	Yes

The Corporate Governance Committee is mandated to ensure appropriate structures and procedures are in place to ensure and assist the effectiveness of the Board as a whole, its committees and each individual director.  The committee has prepared a Corporate Governance Manual, which is maintained and updated as required.   On an annual basis, the committee conducts a written evaluation and assessment of the performance and effectiveness of the Board and its committees.

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Corporate Governance Guideline	Paramount’s Compliance	Comments
6. The Board should provide orientation and education programs for new recruits to the Board.	Yes

The Board has adopted a Corporate Governance Manual which includes a Code of Business Conduct Policy to provide each director with adequate information to aid them in performing their duties and responsibilities as directors.  The manual is reviewed annually by the Corporate Governance Committee and updated on an ongoing basis to provide the highest standard of corporate governance.  Newly elected directors must undergo a period of orientation to familiarize themselves with the business and activities of PET.

7. The Board should examine the size of the Board and establish a board size which facilitates effective decision-making.	Yes

The Board has considered its size and has concluded that the number of directors as presently constituted is appropriate, and brings together a mix of skills and backgrounds to permit a diversity of views without detracting from the Board’s efficiency and effectiveness.

8. The Board should review the compensation of directors and ensure it reflects the risks and responsibilities involved in being an effective director.	Yes

Part of the Corporate Governance Committee mandate is to annually review the amount of compensation to ensure such compensation reflects the responsibilities and risks involved in being an effective director.  This Committee has determined that no change is required to the current compensation received by its directors.

9. Committees of the Board should generally be composed of unrelated directors.	Yes

The Audit Committee, Reserve Committee and Corporate Governance Committee are made up entirely of unrelated Directors.

The Environmental, Health and Safety Committee and Compensation Committee each have two unrelated directors and one related director.  The Board believes that the one related director adds the familiarity of the organization, which benefits the review and decision process of these two committees.  This matter will be reviewed on an annual basis.

10.

The Board should assume responsibility for, or appoint a committee responsible for, the Trust’s approach to governance issues.  This committee would be responsible for the corporation’s response to these governance guidelines.

Yes

The Board has established a Corporate Governance Committee whose responsibility is to monitor matters pertaining to PET’s response to and implementation of the guidelines established by the TSX relating to corporate governance.  The Committee has prepared a Corporate Governance Manual, which is reviewed annually and updated as required.

11.

The Board, together with the CEO, should develop position descriptions for the Board and the CEO, including the limits to management’s responsibilities.  In addition, the Board should approve or develop the corporate objectives which the CEO is responsible for meeting.

Yes

The Board has adopted a Corporate Governance Manual which outlines the roles and responsibilities of the Board, its committees and management.

The Board on an annual basis reviews the Trust’s objectives for which the COO/President and senior management are responsible.

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Corporate Governance Guideline	Paramount’s Compliance	Comments
12. The Board should have in place appropriate structures and procedures to ensure that the Board can function independently of management.	Yes

The Board has established five committees, each of which are chaired by an unrelated director.  The unrelated directors are empowered to enlist outside expertise on any special project or acquisition.  In order to carry out its duties, the Board has determined that all committees can and do meet with outside experts independently of management, including but not limited to the auditors and reserve evaluators.

13.

The Audit Committee should be composed only of unrelated directors.  The roles and responsibilities of this committee should provide appropriate guidance to its members as to their duties and have direct communication with the internal and external auditors to discuss and review specific issues as appropriate.

Yes

The Audit Committee consists of three unrelated directors who monitor the audit functions, the preparation of financial statements and engage and oversee the work of the external auditors independent of management.  The Audit Committee meets following each quarter to review the interim financial reports and MD&A of PET.  The Audit Committee also convenes to review and recommend the Trust’s annual financial statements to the Board for its approval.

The Reserve Committee consists of three unrelated directors who engage and oversee the work of the reserve evaluator, to consider and review the overall preparation and scope of the evaluation, and reviews the qualifications, experience and independence of the independent evaluator who prepares such reports and its compliance to standards of disclosure set out in National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

14. The Board should implement a system to enable individual directors to engage external advisors at the Trust’s expense in appropriate circumstances.	Yes

When required, unrelated Directors are empowered to engage outside expertise or advisors on any matter, at the expense of the Trust, with the prior approval of the Board.  In the past, the unrelated Directors have engaged outside experts to evaluate a non-arms length transaction acquired by the Trust.

ADDITIONAL INFORMATION

Additional information about PET, including financial information, is provided in PET’s financial statements and management’s discussion and analysis for the year ended December 31, 2004, which can be found, along with all other publicly filed documents, on SEDAR at www.sedar.com.

For additional copies of this Circular or the financial statements and management’s discussion and analysis for the year ended December 31, 2004, please contact:

Paramount Energy Operating Corp.

500, 630 – 4 Avenue S.W.

Calgary, Alberta  T2P 0J9

Attention:

Mr. Cameron R. Sebastian

Vice President Finance & Chief Financial Officer

Telephone No.:

(403) 269-4400

Facsimile No.:

(403) 269-4444

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OTHER MATTERS

Information contained in this Circular is given as of March 28, 2005.  Management knows of no matters to come before the Meeting other than the matters referred to in the enclosed Notice of Meeting.  If any matters which are not known at the time of the Circular should properly come before the Meeting, the enclosed proxy will be voted on such matters in accordance with the best judgment of the person holding such proxy.

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